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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

January 24, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 2

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Alison White of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 2 to the Registrant’s registration statement on Form N-1A. PEA No. 2 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor Long-Term Growers ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 2.

COMMENT 1:	(Prospectus and SAI) Please include on the registration cover page the approximate date of proposed public offering, title of securities being registered and date of effectiveness.

Response:	The Registrant has added the disclosure.

COMMENT 2:	(Prospectus and SAI) Please update the EDGAR series and class information with the Fund’s ticker symbol.

January 24, 2022 Page 2

Response:	The Registrant has updated EDGAR accordingly.

COMMENT 3:	(Prospectus – Fund Summary – Fees and Expense of the Fund) Please provide the Staff with completed fee table and expense example prior to the effective date of the registration statement.

Response:	The “Annual Fund Operating Expenses” and “Expense Example” tables for the Fund have been completed and included in the “Fees and Expenses of the Fund” section of the Fund’s prospectus. The completed tables are set forth below in the Attachment.

COMMENT 4:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section states that the “Subadviser’s fundamental research seeks to identify mid- and large-capitalization companies it believes will have magnitude and duration of growth that is above that of the market.” Please clarify how Subadviser defines the “market.”

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 5:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section identifies several characteristics that issuers in which the Subadviser will invest possess. Please clarify what types of fundamental research the Subadviser conducts to determine whether an issuer has these characteristics, including what data and analyses are used. Please add such clarification in both the Item 4 and Item 9 strategy description.

Response:	The Registrant has revised the Item 4 disclosure as reflected in the Attachment. Given the addition of language to Item 4, the Registrant does not believe additional revisions are needed to Item 9.

January 24, 2022 Page 3

COMMENT 6:

(Prospectus – Fund Summary – Principal Investment Strategy)

The “Summary—Principal Investment Strategy” section identifies “[a]bove average revenue, earnings, and cash flow growth” as a characteristic that issuers in which the Subadviser will invest possess. Please clarify that you are referring to “expected” or “predicted” growth and please disclose the analysis the Subadviser uses to develop its model for determining whether a company will have “above average” growth. Additionally, please include “model risk” disclosure, including a statement that the models could be wrong.

Response:	The Registrant has revised the disclosure as reflected in the Attachment to clarify that the above statement refers to “expected” growth. The Subadviser uses fundamental bottom-up research and does not use a “quantitative model” in the traditional sense. Accordingly, the Registrant does not believe that further detail is necessary regarding the Subadviser’s analysis of growth potential. For the same reason, the Registrant respectfully declines to add “Model Risk” as a risk of the Fund. The Registrant has, however, clarified the disclosure regarding use of a portfolio optimization process as set forth in the Attachment.

COMMENT 7:

(Prospectus – Fund Summary – Principal Investment Strategy)

In the “Summary—Principal Investment Strategy” section, please briefly disclose the portfolio optimization tools the Subadviser will use in managing the portfolio.

Response:	The Registrant has revised the disclosure as reflected in the Attachment.

COMMENT 8:	(Prospectus – Fund Summary – Portfolio Management) In the “Summary—Portfolio Management” section, please add the month each portfolio manager began managing the fund.

Response:	The Registrant has updated the disclosure.

January 24, 2022 Page 4

COMMENT 9:

(SAI – Investment Restrictions – Fundamental Investment Restrictions)

The “Investment Restrictions—Fundamental Investment Restrictions” section on page 23 states: “To conform to the current view of the SEC that only domestic bank instruments may be excluded from industry concentration limitations, the Fund will not exclude foreign bank instruments from industry concentration limits as long as the policy of the SEC remains in effect.” The Staff notes that this is not the SEC’s position. Please revise the disclosure.

Response:	The Registrant has updated the disclosure to delete this statement.

COMMENT 10:

(SAI – Creations and Redemptions – Acceptance of Creation Orders)

Please delete the term “absolute” and sections... (iii) and (iv) of the following disclosure: “The Fund and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund, for example if... (iii) acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund.... (v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund ” In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018) (“Proposing Release”). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).

Response:	The Registrant respectfully acknowledges your comment; however, it declines to revise the referenced disclosure. In the Proposing Release, the SEC notes that “[a]n additional issue related to the issuance and redemption of ETF shares is the extent to which an ETF may directly or indirectly suspend these processes,” and, in this regard, the SEC observes that “an ETF that suspends the issuance or redemption of creation units indefinitely [emphasis added] could cause a breakdown of the arbitrage mechanism....” The disclosure referenced above relates to the Fund’s ability to reject individual purchase orders. Among other things, a purchase order may be rejected, in the

January 24, 2022 Page 5

exclusive discretion of the Fund, if such creation would result in adverse consequences to the Fund and its shareholders. Importantly, the disclosure referenced above does not suggest — and is not intended to give to the Fund — the right to suspend the issuance of creation units indefinitely. Accordingly, the Registrant does not believe that the policy consideration discussed in Proposing Release is applicable in the context of this disclosure.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP

January 24, 2022 Page 6

Attachment

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.57%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses1,2	0.00%
Total Annual Fund Operating Expenses	0.57%

[1]

Pursuant to the Investment Advisory Agreement, the Adviser pays all of the operating expenses of the Fund, except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

[2]	“Other Expenses” are based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other exchange-traded funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, under these assumptions, your costs would be:

One Year	Three Years
$58	$183

Principal Investment Strategy

The Fund invests primarily in equity securities, principally common and preferred stocks, of U.S. companies that the Subadviser believes to have above-average prospects for long-term growth. The Fund is “non-diversified,” meaning that a relatively high percentage of its assets may be invested in a limited number of issuers.

The Subadviser selects investments for the Fund using a proprietary combination of bottom-up, fundamental research and systematic portfolio construction, in order to build a portfolio of high-conviction stocks reflecting the views of the Subadviser.

January 24, 2022 Page 7

The Subadviser’s fundamental bottom-up research seeks to identify mid- and large-capitalization companies it believes will have magnitude and duration of growth that is above that of the public equity market, as determined by the Subadviser. The research includes visits to companies and discussions with company management.

These companies typically possess a combination of the following characteristics:

•	Market-leading position in core business areas;

•	Disruptive business model;

•	~~Above~~Expected above average revenue, earnings, and cash flow growth over the next several years;

•	Strong cash flow generation and reinvestment;

•	Balance sheet strength;

•	Experienced management team, able to execute on the business opportunity; and

•	Appropriate valuations relative to the company’s long-term growth potential.

The Subadviser then employs a systematic portfolio construction process that seeks to manage overall investment risk exposures and characteristics in order to maintain consistency with the Fund’s objective. ~~This process includes the use of~~The Subadviser uses a portfolio optimization ~~tools~~process designed to incorporate the Subadviser’s fundamental growth insights, considering diversification and liquidity risk.

The Fund may invest up to 20% of its total assets in the securities of foreign issuers, including issuers located or doing business in emerging markets.